The Prudential Series Fund

655 Broad Street

6th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

June 2, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tim Worthington

Re:	The Prudential Series Fund: Form N-1A
Post-Effective Amendment No. 98 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 101 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 002-80896
Investment Company Act No. 811-03623

Dear Mr. Worthington:

We filed through EDGAR on March 21, 2025 on behalf of the PSF PGIM Laddered S&P 500 Buffer 12 Portfolio (the Laddered 12 Portfolio), PSF PGIM Laddered S&P 500 Buffer 20 Portfolio (the Laddered 20 Portfolio), and the PSF PGIM US Ballast Portfolio (the Ballast Portfolio, and together with the Laddered 12 Portfolio and the Laddered 20 Portfolio, the Portfolios), each a series of The Prudential Series Fund (the “Trust” or “Registrant”), Post-Effective Amendment No. 98 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 101 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each Portfolio as a new series to the Trust.

This letter responds to the Staff’s comments on the Amendment that you conveyed by telephone on May 7, 2025. For your convenience, a summary of the Staff’s comments is included herein and the Portfolio’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 100 to the Registrant’s registration statement under the 1933 Act to be filed under Rule 485(b) on June 4, 2025.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff’s comment, and the Registrant’s proposed responses are set forth below.

STATUTORY PROSPECTUS – LADDERED 12 PORTFOLIO AND LADDERED 20 PORTFOLIO:

1.Comment: Please explain the use of the term “buffer” in each Portfolio’s name without some form of modification. Please explain why the name is not misleading, given that each Portfolio itself does not actually provide a buffer.

Response: As noted, the Portfolios’ names are the PSF PGIM Laddered S&P 500 Buffer 12 Portfolio and the PSF PGIM Laddered S&P 500 Buffer 20 Portfolio. The term “buffer” in each portfolio’s name is a specific reference to the strategy of investing all of the portfolio’s assets in a laddered portfolio of PGIM buffer exchange-traded funds (ETFs). These ETFs are structured to provide a defined outcome, including buffers against the first [12%] or [20%] of losses in the SPDR® S&P 500® ETF Trust over their respective target outcome periods.

Further, the disclosure states the following:

“Unlike the Underlying ETFs, the Portfolio itself does not pursue a target outcome strategy and therefore will not have a defined outcome. The buffer is only provided by the Underlying ETFs and the Portfolio itself does not provide any stated buffer against losses. The Portfolio likely will not receive the full benefit of the Underlying ETF buffers and could have limited upside potential. The Portfolio’s returns are limited by the caps of the Underlying ETFs.”

The use of the term “buffer” in each Portfolio’s name is not intended to serve as a guarantee of protection at the Laddered 12 Portfolio or Laddered 20 Portfolio level, but reflects the defining investment strategy and exposure portfolio of the Laddered 12 Portfolio or Laddered 20 Portfolio.

2.Comment: Each Portfolio’s name suggests that each Portfolio focuses on investments, specifically in buffered S&P 500 ETFs. Currently, the 80% investment policy only states the S&P 500. In the “Principal Investment Strategies” section, please revise the 80% investment policy so that each Portfolio will invest in accordance with the focus suggested by the fund's name (i.e. the S&P 500).

Response: The Registrant acknowledges the Staff’s comment and will revise the 80% investment policy to clarify that the Laddered 12 Portfolio and the Laddered 20 Portfolio will invest at least 80% of its net assts in ETFs that seek to provide buffered exposure to securities included in the S&P 500 Index. The Registrant believes this revision will align the 80% policy with the investment focus suggested in each portfolio’s name and investment strategy.

3.Comment: In the “Portfolio Fees and Expenses” section, the disclosure for the stated expense cap currently states:

“Expenses waived/reimbursed by the Manager for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by the Manager within the same fiscal year during which such waiver/reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver/reimbursement and/or recoupment for that fiscal year, as applicable.”

If the Portfolio’s expense reimbursement is subject to recoupment, the footnote should include the terms of this arrangement and confirm the recoupment is limited (traditionally, this period is limited to two - three years) from the date such amount was initially waived/reimbursed. Further, the portfolio should disclose either in the footnote, that it may only make repayments to the advisor if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the expense cap in place at the time such amounts were waived and (ii) the fund’s current expense cap.

Response: The Registrant has reviewed the disclosure and has revised the disclosure to reflect the Staff’s comment. The revised disclosure now states:

“Expenses so waived or reimbursed by the Manager may be recouped by the Manager within the same fiscal year during which such waiver or reimbursement is made. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time the waiver and/or reimbursement was made or(ii) the expense limitation in effect at the time of recoupment.”

4.Comment: Please supplementally confirm that any waivers are included in the one-year period only.

Response: The Registrant confirms the information.

5.Comment: In the “Principal Investment Strategies” section, please clarify how many ETFs each Portfolio will invest in.

Response: The Registrant respectfully acknowledges the Staff’s comment. The Registrant believes that the existing disclosure in the first paragraph of each Portfolio’s principal investment strategy, which states that each Portfolio will invest in twelve (12) S&P 500 Buffer [12][20] ETFs, provides clear and sufficient information regarding the number of ETFs in which each Portfolio intends to invest. Accordingly, the Registrant does not believe that further revisions to the disclosure are necessary at this time.

6.Comment: In the “Principal Investment Strategies” of the prospectus, within the second paragraph of the investment strategy disclosure (right above the bolded language), the registration statement discloses that each Portfolio does not typically buy shares at the beginning of the Target Outcome Period. Please disclose when each Portfolio anticipates buying the Underlying ETFs to the extent it is known.

Response: The Registrant acknowledges the Staff’s comment and has revised the “Principal Investment Strategies” section of the Prospectus to clarify that the timing of the purchases of the Underlying ETFs may vary. The revised disclosure explains that the Portfolio does not typically purchase shares of the Underlying ETFs at the beginning of the Target Outcome Period and that purchases may occur thereafter.

7.Comment: In the “Principal Investment Strategies” section of the prospectus, please consider adding information, such as the website address, where investors can find information about the Underlying ETFs.

Response: The Registrant has revised the disclosure to add the relevant information.

STATUTORY PROSPECTUS – BALLAST PORTFOLIO:

8.Comment: A fund with a name suggesting investment in certain countries or geographic locations should include a policy to invest at least, at least 80% of assets, in investments that are tied economically to a particular country or geographic region suggested by the name the fund and must also disclose in the prospectus the specific criteria that are used to select investments that meet that standard. In this case, the portfolio is the PSF PGIM US Ballast Portfolio. Please disclose how you decide that a company is within the United States.

Response: The Registrant acknowledges the Staff’s comment and has revised the prospectus to include a policy stating that the Portfolio will invest at least 80% of its assets in investments that are economically tied to the United States, as suggested by the name PSF PGIM US Ballast Portfolio. The Registrant has revised the disclosure to add the following:

“Under normal circumstances, the Portfolio invests at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in investments that are tied economically to the United States.

For purposes of this policy, investments that are considered tied economically to the United States include, but are not limited to: securities of issuers that are organized or incorporated under the laws of the United States; issuers whose principal place of business is in the United States; issuers that derive a majority of their revenues from business activities within the United States; U.S. Treasury securities and U.S. Treasury futures contracts; and other financial instruments that provide exposure to U.S. equity or fixed income markets, including derivatives based on U.S. indices or securities.”

9.Comment: In the “Principal Investment Strategies” section, the disclosure states there will be use of options, including FLEX options. Please disclose to what extent the Portfolio plans to use FLEX options. This would include disclosure stating that the Portfolio is in fact using FLEX options, explaining what FLEX options are, and to the extent necessary, also including the related risk disclosure.

Response: The Registrant acknowledges the Staff’s comment. The Portfolio may utilize FLEX options as part of its investment strategy, and the current disclosure in the “Principal Investment Strategies” section references the potential use of FLEX options in connection with S&P 500 Index exposure.

Given that FLEX options are exchange-traded instruments that operate similarly to standardized options—aside from permitting customization of certain terms—the Registrant believes the existing disclosure appropriately reflects their use and characteristics within the context of the Portfolio’s overall strategy. Accordingly, the Registrant respectfully believes that no additional disclosure is necessary at this time.

10.Comment: In the “Principal Investment Strategies” section, the disclosure states the Portfolio may invest in mutual funds and ETFs. Please add disclosure on how the investment advisor decides which mutual funds and ETFs are evaluated and selected (i.e., the criteria used).

Response: The Registrant has revised the Registration Statement to add the following disclosure:

“In selecting mutual funds and ETFs, the Portfolio considers factors such as the Portfolio's investment strategy, cost, liquidity, performance history, and how well the mutual fund or ETF complements the Portfolio's overall allocation.”

11.Comment: In the “Principal Investment Strategies” section, the disclosure states the Portfolio may invest in fixed income investments, and the disclosure seems to suggest that these investments are only government securities. Please confirm that the Portfolio’s fixed income investments will be limited to government securities and, to the extent the Portfolio’s fixed income investments may go beyond government securities, please clarify if there are any limits on maturity duration, credit quality and geographic concentration. To the extent there are no such limits, you can simply disclose that there are no such limits.

Response: The Registrant confirms that the Portfolio’s fixed income investments will be limited to government securities.

12.Comment: In the “Principal Investment Strategies” section, the disclosure states that the Portfolio seeks to participate in the upside returns of the stock market while limiting volatility. Please expand your strategy discussion on how the Portfolio intends to limit volatility.

Response: The Registrant has revised the Registration Statement to add the following disclosure:

“The Portfolio seeks to limit volatility primarily through the use of options strategies designed to buffer downside risk, reduce the impact of equity market drawdowns, and smooth return patterns across market cycles.”

13.Comment: In the “Principal Investment Strategies” section, the disclosure states that the Portfolio will be writing options. Please supplementally clarify if the Portfolio will be writing any uncovered call options. To the extent there are uncovered call options, please disclose that into prospectus and include corresponding risk disclosure about the nature of uncovered positions.

Response: The Registrant confirms the Portfolio will not be writing any uncovered call options.

STATEMENT OF ADDITIONAL INFORMATION:

14.Comment: In the “Fundamental Investment Restrictions” section, please provide more detail on what is required and/or prohibited by the Investment Company Act of 1940.

Response: The Registrant acknowledges the Staff’s comment. The Registrant will consider the comment and any potential revisions to disclosure, including whether any such revisions would require Board approval, and will propose any related changes in connection with the Registrant’s next annual update.

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Please contact the undersigned at (973) 420-6867 or melissa.gonzalez@prudential.com with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel